Writer's E-Mail: cdavis@kkwc.com
Writer's Direct Dial: 212.880.9865

January 24, 2017
VIA EMAIL AND EDGAR

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Mail Stop 3628

Re:	Sevcon, Inc. (the "Company")
Definitive Additional Soliciting Material
Filed January 17, 2017 by Meson Capital LP et al.
File No. 001-09789
Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated January 19, 2017 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. We have reviewed the Comment Letter with Meson Capital LP and the other participants named in the Proxy Statement (collectively, "Meson") as necessary and provide the following supplemental responses on their behalf. To facilitate the Staff's review, we have reproduced the text of the Staff's comments in italics below, and our responses appear immediately below each comment.

General
1.
We understand that Anthony Posawatz was an executive officer of Fisker Automotive until three months before the company filed a petition under Federal bankruptcy laws. If so, please advise how you intend to provide investors with the disclosure required by Item 401(f)(1) of Regulation S-K or tell us how you determined that this disclosure was unnecessary.

Meson acknowledges the Staff's comment and, without taking a position regarding whether such disclosure was necessary, confirms that it will include the following updated biography in its next mailing to stockholders (for reference, the newly included language is bolded and underlined below):

David L. Orlic
January 24, 2017

Anthony L. Posawatz (Tony), age 56, has served as the president and Chief Executive Officer of Invictus iCAR, LLC, an automotive innovation consulting and advisory firm focused on assisting energy and auto clean technology companies, since September, 2013.  Mr. Posawatz also served as the president, Chief Executive Officer, and a director of Fisker Automotive, Inc. ("Fisker"), a producer of one of the world's first production plug-in hybrid electric vehicles, from August 2012 to August 2013. In November 2013, Fisker and one of its affiliates filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. Mr. Posawatz worked for General Motors ("GM") for more than 30 years, as GM's vehicle line director for the Chevrolet Volt and a key leader of global electric vehicle development.  At GM, he was responsible for bringing the Chevrolet Volt from concept to production (beginning in 2006 as a founding member and employee number one). Since February 2016, Mr. Posawatz has served as a director of Envision Solar International, Inc. (OTC-QB: EVSI), an inventor, designer, and manufacturer of solar products and proprietary technology focusing on electric vehicle charging infrastructure, out of home advertising infrastructure, and energy security and disaster preparedness. Mr. Posawatz currently serves as a member of several non-public companies' boards of directors, including INRIX, Nexeon, SAFE-Electrification Coalition, Momentum Dynamics, Envision Solar International and Electrification Coalition. Previously, Mr. Posawatz served as the Chairman of Electric Drive Transportation Association trade association.  Mr. Posawatz received his M.B.A. from Dartmouth College and his B.S. from Wayne State University. We believe that Mr. Posawatz's extensive experience in the automotive industry will make him a valuable addition to the Board.
2.	Please confirm that you will qualify the following types of statements as your belief in future filings:
•	"… our efforts to resolve this proxy contest have been doggedly rebuffed by Chairman Matt Goldfarb."
•	"… a group that continues to demonstrate limited interest … in the success of … the Company …."
Meson acknowledges the Staff's comment and confirms that it will qualify the foregoing types of statements as its belief in future filings.
On a supplemental basis, Meson notes the following in connection with the statement "… our efforts to resolve this proxy contest have been doggedly rebuffed by Chairman Matt Goldfarb":
•
Mr. Goldfarb has on several occasions been confrontational, refused Mr. Morris's settlement offers and/or otherwise indicated that he would not engage in potential settlement negotiations to resolve the proxy contest, including, but not limited to, the following:

David L. Orlic
January 24, 2017

o
A telephone call from Mr. Goldfarb to Mr. Morris on December 22, 2016, during which Mr. Goldfarb indicated that this was Mr. Morris's last chance to "walk away" and withdraw his nominees. Mr. Goldfarb also indicated that he had vastly more experience than Mr. Morris in proxy contests and threatened to embarrass Mr. Morris in the press and tarnish his reputation within the investment industry if Mr. Morris did not "walk away". After Mr. Morris inquired as to why Mr. Goldfarb was being so aggressive despite owning minimal shares of the Company, Mr. Goldfarb responded that he was "[p]regnant and not going anywhere". In addition, Mr. Goldfarb indicated that he agreed that the Company needs better Board members but that he was not willing to do it "your way" -- referring to Mr. Morris -- and would not entertain any settlement;

o	A text message sent by Mr. Goldfarb on December 24, 2016, stating that there would be no settlement negotiations;
o
A telephone call from Mr. Goldfarb to Mr. Morris on December 27, 2016, during which Mr. Goldfarb stated that if Mr. Morris were to withdraw his nominees and execute a non-market 3-year standstill agreement, then Mr. Morris would be allowed to remain on the Board. Also during this call, Mr. Goldfarb threatened to embarrass Mr. Morris in the press if Meson did not withdraw its nominations;

o
An email from Mr. Goldfarb to Mr. Morris, also sent on December 27, 2016, after the above telephone exchange, rejecting a further settlement offered by Mr. Morris and stating that Meson had "just under ten minutes to withdraw" its nominations on the terms described during the above telephone call; and

o
Actions and statements made by Mr. Goldfarb at the Special Meeting of the Board that took place on January 11, 2017. During this Special Meeting, Mr. Goldfarb refused to respond or offer a counterproposal to a new settlement offer proposed by Mr. Morris at the Special Meeting.

Meson respectfully suggests to the Staff that this ongoing pattern of dismissive, stonewalling conduct by Mr. Goldfarb spread across several weeks establishes that Meson's choice of the wording, "doggedly rebuffed by Chairman Matt Goldfarb", is more than a statement of belief and is a reasonable characterization of fact based on demonstrable evidence.
* * *

David L. Orlic
January 24, 2017

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

                                                                                                                 /s/ Christopher P. Davis
      Christopher P. Davis

Cc:           Jason W. Soncini
 Ryan Morris
 Christina Thomas